September 30, 2011

VIA EDGAR

Mr. Robert F. Telewicz Jr.
Senior Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

RE:	Arlington Asset Investment Corp.
Form 10-K for fiscal year ended December 31, 2010
Filed on February 11, 2011
File No. 1-34374

Dear Mr. Telewicz:

This letter is submitted in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated September 22, 2011 with respect to the Form 10-K for the fiscal year ended December 31, 2010 of Arlington Asset Investment Corp. (the “Company”), which was filed with the Commission on February 11, 2011 (the “Form 10-K”).

For convenience of reference, the Staff comments contained in your September 22, 2011 comment letter are reprinted below in italics, numbered to correspond with the paragraph number assigned in your letter, and is followed by the corresponding response of the Company.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of years ended December 31, 2010 and 2009, page 36

1.
We note your tabular disclosure of components of net interest income from your MBS related portfolio, detailing the associated average balances and yield/cost components. In future filings, please expand your disclosure to note the yield impacts for each material category of interest-earning assets, specifically separately detailing the impacts on your agency-MBS and the senior and re-REMIC securities’ amounts within your private-label holdings.

RESPONSE:  In future Exchange Act periodic reports, the Company will expand its disclosure to note the yield impacts for each material category of interest-earning assets, specifically separately detailing the impacts on its agency-MBS and the senior and re-REMIC securities’ amounts within its private-label holdings.

Financial Statements of Arlington Asset Investment Corp.

Notes to Consolidated Financial Statements

Note 4.  Financial Instruments, page F-19

2.
It appears that approximately 3.5% of the total unamortized discount on Re-REMIC securities has been designated as a credit reserve. Given that the Re-REMIC securities are non-investment grade, explain to us how you determined that the portion of the discount allocated to credit reserves was adequate.

RESPONSE:  The Company determines the level of “credit reserve” in accordance with the requirements under the guidance of the applicable FASB Codification, specifically, ASC 310-30, Loans and Debt Securities Acquired with Deteriorated Credit Quality or the Statement of Position (SOP) 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer.

The Company acquires certain non-agency private-label mortgage backed securities (MBS), such as re-REMIC MBS, at a discount to par.  The discount is comprised of a “credit reserve” referred to as non-accretable yield and a market discount, commonly referred to as accretable yield.  Non-accretable yield is based on management’s expectations of future credit losses, given credence to both historical losses on similar securities and the due diligence performed on individual securities.  The Company evaluates its investment opportunities vigorously and is selective in making the decision to purchase securities we believe will provide us with higher relative risk-adjusted rates of return.  With respect to our private-label MBS, credit enhancement contained in these MBS deal structures provides a level of protection from losses, as do the discounted purchase prices in the event of the return of less than 100% of par.  For example, as of December 31, 2010, the weighted-average level of credit enhancement on the Company’s private-label MBS was 9.6%. We also evaluate the impact of credit risk on our investments through a comprehensive investment review and selection process, which is predominantly focused on quantifying and pricing credit risk.

Management has extensive backgrounds and experience in the analysis and valuation of these types of securities. In making the purchase decision, the Company analyzes the investment opportunities both quantitatively and qualitatively, estimating the risk-adjusted returns on the individual security by reviewing the collateral and its characteristics such as loan type, location, terms, aging, etc. and compiling and aggregating data including historical credit metrics, prepayment activities, delinquencies and loss severities.  Using the assumptions developed from the results of these analyses, the Company utilizes Intex Solutions, Inc.’s cash flow model in estimating the projected cash flow for the securities in the Company’s portfolio.  All key assumptions used in the Intex cash flow model are reviewed for reasonableness by management.  Through this modeling and scenarios analysis, we evaluate each security’s credit risk and focus on the securities that are considered under-valued; therefore, purchasing the securities at a deep discount.  The Company believes that this deep discount provides an additional financial cushion in the event that the securities do not perform as expected.

In determining the level of credit reserve, the Company estimates the future expected cash flows based on our observation of current information and events and applying a number of assumptions related to prepayment rates, interest rates, default rates, and the timing and amount of credit losses.  To the extent available, the Company applies market based assumptions obtained from such sources as market analyst reports, recent market transactions and projections.  The Company compares each security’s expected cash flow to its purchase value to determine the amount of accretable yield. The purchase discount in excess of the accretable yield is recognized as credit reserve in accordance with the accounting guidance referred to above.

As of December 31, 2010, the Company’s private-label MBS consisted of 74 securities with face value of $386 million and purchase discount of $189 million. These securities were valued at $253 million as of December 31, 2010 which represented an increase to an average fair value of 66% of the securities’ face value over the purchase price of 52% of the securities’ face value.  Based on the cash flow projections discussed above, the Company identified seven securities requiring credit reserves of $6.4 million as of December 31, 2010.  While the credit reserve represented 3.4% of the total unamortized purchase discount, it represented an average of 32.89% of the unamortized purchase discount on the securities with the credit reserve.  Of those seven securities with credit reserves of $6.4 million at December 31, 2010, four securities with credit reserves of $3.5 million were subsequently sold at a total gain of $2.1 million primarily as a result of improved market condition during the first quarter of 2011.  In addition, the Company also recognized gains on the sales of other private-label MBS subsequent to December 31, 2010.

In summary, we believe we used reasonable assumptions in each case and that the credit reserve of $6.4 million was reasonable as of December 31, 2010 based on the following:

-	procedures discussed above;
-	results of subsequent performance of the securities in the portfolio; and
-	results of subsequent sale transactions.

*               *               *               *               *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 703-373-0200.

Very truly yours,

/s/ Kurt R. Harrington
Kurt R. Harrington
Executive Vice President, Chief Financial Officer and Chief Accounting Officer